

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 11, 2018

<u>Via E-mail</u>
Jay Sugarman
Chief Executive Officer
Safety, Income & Growth Inc.
1114 Avenue of Americas, 39th Floor
New York, New York 10036

> **Re: Safety, Income & Growth Inc.**
> **Registration Statement on Form S-3**
> **Filed July 2, 2018**
> **File No. 333-226048**

Dear Mr. Sugarman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Kathleen L. Werner, Esq.
        Clifford Chance US LLP